PW



10032119

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SEC MAIL
RECEIVED
PROCESSING
AUG 2 5 2010
WASH. D.C.
196
SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 20957

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/09 (MM/DD/YY) AND ENDING 06/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Krambo Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1355 Bay Street, Apt #4
(No. and Street)

San Francisco (City) CA (State) 94123-2246 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen McInerney (415) 281-4100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

225 South Sixth Street, Suite 2300 (Address) Minneapolis (City) MN (State) 55402 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ronald Gruber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Krambo Corporation, as of June 30, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

DARLENE E. HAKEOS
NOTARY PUBLIC MONROE CO., MI
MY COMMISSION EXPIRES
3/4/2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KRAMBO CORPORATION

TABLE OF CONTENTS

Independent Auditors' Report	1
Financial Statements	
Statements of Financial Condition	2
Statements of Operations	3
Statements of Changes in Stockholders' Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6-9
Supplemental Information	
Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission	10
Independent Auditors' Report on Internal Accounting Control	11-12



BAKER TILLY

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Krambo Corporation
San Francisco, California

We have audited the accompanying statements of financial condition of Krambo Corporation as of June 30, 2010 and 2009 and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Krambo Corporation as of June 30, 2010 and 2009 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in the schedule presented on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
August 18, 2010

KRAMBO CORPORATION

STATEMENTS OF FINANCIAL CONDITION
June 30, 2010 and 2009

ASSETS

	2010	2009
Cash and cash equivalents	$ 20,898	$ 16,244
Fees receivable	20,000	42,500
Notes and interest receivable, net	-	16,303
Office furniture and equipment, net	8,509	715
TOTAL ASSETS	$ 49,407	$ 75,762

LIABILITIES AND STOCKHOLDERS' EQUITY

	2010	2009
CURRENT LIABILITIES		
Accounts payable	$ 8,304	$ -
STOCKHOLDERS' EQUITY		
Common stock, $1 par value per share		
5,000 shares authorized		
2,663 shares issued and outstanding	2,663	2,663
Additional paid-in capital	372,837	372,837
Accumulated deficit	(334,397)	(299,738)
Total Stockholders' Equity	41,103	75,762
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 49,407	$ 75,762

See accompanying notes to financial statements.

KRAMBO CORPORATION

STATEMENTS OF OPERATIONS
Years Ended June 30, 2010 and 2009

	2010	2009
REVENUES	$ 291,197	$ 195,640
EXPENSES		
Salaries and payroll taxes	15,658	-
Travel and entertainment	27,830	6,206
Insurance	1,125	535
Rent	3,470	5,240
Contracted services	137,759	86,347
Regulatory services	1,065	415
Other taxes	25	825
Depreciation	835	265
Legal and accounting	12,450	12,400
Telephone	1,172	934
Stationary and supplies	3,677	1,467
Postage	1,781	1,032
Subscriptions and memberships	2,008	1,700
Computer expenses	6,673	3,621
Conferences	1,890	50
Loss on disposal of office furniture and equipment	185	-
Bad debt expense	23,101	-
Charitable contributions	4,500	-
Total Expenses	245,204	121,037
OTHER INCOME		
Interest income	1,348	2,009
Other Income	1,348	2,009
NET INCOME	$ 47,341	$ 76,612

See accompanying notes to financial statements.

KRAMBO CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended June 30, 2010 and 2009

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
BALANCES, June 30, 2008	$ 2,663	$ 372,837	$ (306,350)	$ 69,150
2009 Net income	-	-	76,612	76,612
Distributions	-	-	(70,000)	(70,000)
BALANCES, June 30, 2009	2,663	372,837	(299,738)	75,762
2010 Net income	-	-	47,341	47,341
Distributions	-	-	(82,000)	(82,000)
BALANCES, June 30, 2010	$ 2,663	$ 372,837	$ (334,397)	$ 41,103

See accompanying notes to financial statements.

KRAMBO CORPORATION

STATEMENTS OF CASH FLOWS
Years Ended June 30, 2010 and 2009

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 47,341	$ 76,612
Adjustments to reconcile net income to net cash flows from operating activities:		
Depreciation	835	265
Change in allowance for notes receivable	1,750	-
Loss on notes receivable	18,500	-
Loss on disposal of office furniture and equipment	185	-
Interest accrued on notes receivable	1,803	(1,803)
Changes in operating assets and liabilities:		
Fees receivable	22,500	(25,000)
Prepaid expenses	-	2,500
Accounts payable	8,304	(850)
Net Cash Flows from Operating Activities	101,218	51,724
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of office furniture and equipment	(8,814)	-
Advances for notes receivable	(5,750)	(54,500)
Payments received on notes receivable	-	40,000
Net Cash Flows from Investing Activities	(14,564)	(14,500)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions	(82,000)	(70,000)
Net Cash Flows from Financing Activities	(82,000)	(70,000)
Net Change in Cash and Cash Equivalents	4,654	(32,776)
CASH AND CASH EQUIVALENTS - Beginning of Year	16,244	49,020
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 20,898	$ 16,244

See accompanying notes to financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Company's Activities and Operating Cycle

Krambo Corporation (the Company) functions primarily as an investment broker in the private placement of debt securities with institutional investors.

The Company recognizes the initial nonrefundable portion of its financing fees upon commitment of the loan by the institutional investors. The remaining portion is recognized following the closing of the transaction (usually approximately three months later). The Company also records consulting revenues as services are provided.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The Company maintains its cash balances in two financial institutions. The balances, at times, may exceed federally insured limits.

Fees Receivable

Fees receivable are unsecured and no allowance for doubtful accounts is considered necessary by management at June 30, 2010 and 2009.

Office Furniture and Equipment, Net

Furniture and equipment are stated at cost. Major expenditures for furniture and equipment are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income.

Furniture and equipment are being depreciated for financial reporting purposes using straight-line and accelerated methods over the following estimated useful lives:

	Years
Office furniture and equipment	3
Computer equipment	5

KRAMBO CORPORATION

NOTES TO FINANCIAL STATEMENTS
June 30, 2010 and 2009

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Income Taxes

The Company is an S Corporation for federal income tax reporting purposes. Substantially all income and income tax credits are passed directly to the stockholders. Consequently, no provision for federal income taxes is included in the accompanying financial statements.

For state tax purposes, the Company has elected to be taxed under the California Bank and Corporation Tax Fairness, Simplification and Conformity Act of 1987, which imposes a tax at the corporation level at the greater of 2.5 percent of income before taxes or a minimum tax.

On July 1, 2009, the Company adopted a new standard related to the accounting for uncertainty in income taxes. The measurement and disclosure principles of the new standard normally do not affect the financial statements of an entity that is not subject to income tax. As it relates to the Company, additional federal income taxes due to an adjustment to income or disallowed deductions generally would be imposed on the stockholders rather than the Company itself. However, there are certain exceptions where the Company could bear the burden of an uncertain federal income tax position.

The tax effects from an uncertain state income tax position can be recognized in the financial statements, only if the position is more likely than not to be sustained on audit, based on the technical merits of the position. The Company recognizes the financial statement benefit of a state income tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For state income tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized, upon ultimate settlement with the relevant state income tax authority. At the adoption date, the Company applied the new accounting standard to all state income tax positions for which the statute of limitations remained open.

The adoption of the new standard resulted in no effect to the Company's financial statements.

With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for the years before fiscal 2007. The Company is not currently under examination by any taxing jurisdiction. In the event of any future tax assessments, the Company has elected to record the income taxes and any related interest and penalties as income tax expense on the Company's statements of operations.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

KRAMBO CORPORATION

NOTES TO FINANCIAL STATEMENTS
June 30, 2010 and 2009

NOTE 2 - Office Furniture and Equipment, Net

The major categories of office furniture and equipment at June 30 are summarized as follows:

	2010	2009
Office equipment	$ 603	$ 603
Computer equipment	8,813	1,485
Total office furniture and equipment	9,416	2,088
Less: accumulated depreciation	(907)	(1,373)
Office furniture and equipment, net	$ 8,509	$ 715

Depreciation expense for the years ended June 30, 2010 and 2009 was $835 and $265.

NOTE 3 - Lease

The Company entered into an operating lease for storage space in February 2010. The lease is on a month-to-month basis and rental payments of $162 are payable monthly.

NOTE 4 - Concentrations

Three customers accounted for 61%, 21% and 13% of total revenues for the year ended June 30, 2010. Two customers accounted for 100%, comprising 69% and 31% of total revenues for the year ended June 30, 2009.

Accounts receivable consisted of two customers at both June 30, 2010 and 2009.

NOTE 5 - Notes Receivable

During the year ended June 30, 2009, the Company loaned monies to an unrelated party through two notes receivable. The outstanding balance was $12,500 at June 30, 2009. Interest accrued at 8% and was payable annually beginning June 30, 2009. During the year ended June 30, 2010, the borrower of the notes went through bankruptcy proceedings and the debt was discharged. The Company wrote off the principal and accrued interest of $15,351 as bad debt expense on the statement of operations. Following the discharge period, the Company loaned an additional $1,750 to the borrower. The additional note receivable has been fully reserved for at June 30, 2010.

The Company also entered into a Convertible Promissory Bridge Note receivable for up to $12,000 with an unrelated party. The Company advanced $2,000 during the year ended June 30, 2009 and an additional $4,000 during the year ended June 30, 2010. During the year ended June 30, 2010, the borrower of the Convertible Promissory Bridge Note defaulted and the Company determined the note to be uncollectible. The Company wrote off the $6,000 as bad debt expense on the statement of operations.

KRAMBO CORPORATION

NOTES TO FINANCIAL STATEMENTS
June 30, 2010 and 2009

NOTE 6 - Net Capital Requirements

The Company is required to maintain a minimum net capital, as defined in Rule 15c3-1 under the Securities Exchange Act of 1934 (as amended), equivalent to the greater of $5,000 or 1/15 of aggregate indebtedness. Net capital and aggregate indebtedness may vary from day to day. At June 30, 2010 and 2009, the Company had net capital of $12,176 and $58,419 which was $7,176 and $53,419 in excess of its required net capital of $5,000. The Company's net capital ratio was .68 to 1 and .00 to 1 at June 30, 2010 and 2009.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's June 30, 2010 amended FOCUS filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption.

NOTE 7 - Subsequent Events

The Company had no subsequent events through August 18, 2010, which is the date the financial statements were available to be issued for events requiring recording or disclosure in the financial statements for the year ended June 30, 2010.

SUPPLEMENTAL INFORMATION

KRAMBO CORPORATION

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
June 30, 2010

COMPUTATION OF NET CAPITAL

Total stockholders' equity	$ 41,103
Deductions and/or charges:	
Non-allowable assets:	
Fees receivable	20,000
Office furniture and equipment, net	8,509
Total non-allowable assets	28,509
Net capital before haircuts on securities positions	12,594
Haircuts on securities positions	418
Net capital	$ 12,176

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$ 8,304

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$ 5,000
Excess net capital at 1,500 percent	$ 7,176
Excess net capital at 1,000 percent	$ 11,346
Ratio: Aggregate indebtedness to net capital	.68 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital in Company's Part II amended FOCUS report, Form X-17a-5 (unaudited) as of June 30, 2010	$ 12,176
Net audit adjustments	-
Net capital per above	$ 12,176

BAKER TILLY

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
Krambo Corporation
San Francisco, California

In planning and performing our audit of the financial statements of Krambo Corporation (the "Company") as of and for the year ended June 30, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America, such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did identify lack of segregation of duties, as a deficiency in internal control and control activities for safeguarding securities that we consider to be a material weakness, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at June 30, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than specified parties.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
August 18, 2010